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932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

November 20, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    PDL BioPharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-19756

Dear Mr. Rosenberg:

This letter responds to the additional comments and questions of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) as requested by the Staff via teleconference on October 23, 2014. That teleconference was held in effort to respond to the Staff’s additional questions about our written responses dated October 8, 2014 to the original comments contained in the Staff’s letter, dated September 10, 2014 (the “Comment Letter”), regarding PDL BioPharma, Inc.’s (the “Company”) evaluation of its internal control over financial reporting as of December 31, 2013 as a result of the error in the Company’s accounting for the Depomed Royalty Agreement (“Depomed Transaction”) that was disclosed in Note 1 to the Form 10-Q for the quarter ended June 30, 2014. Each of the Staff’s additional questions from our teleconference are set forth below, followed by our corresponding response.

Notes to Consolidated Financial Statements
10. Intangible Assets
Depomed Royalty Purchase and Sales Agreement, page 72

1.
With regard to the error in the Company’s accounting for the Depomed Royalty Agreement that has been disclosed in Note 1 to the Form 10-Q for the quarter ended June 30, 2014, further explain your conclusion that the identified significant deficiency in internal controls was the result of the control not operating as designed or further elaborate why it may or may not indicate an inadequately designed control. If changes were made in your ICFR due to the discovery of this error tell us which component of COSO the improvement in controls relate to.

As discussed in our response to the Staff in our letter dated October 8, 2014, the Company conducted an assessment to determine if a deficiency in our internal control over financial reporting was present at December 31, 2013. We concluded that the correction of the error was not due to a gap in our controls, nor were our controls inadequately designed. We originally determined, however, that the correction of the error was the result of a control that did not operate as designed.
Subsequent to our teleconference with the Staff on October 23, 2014, the Company further evaluated the points that we had identified in our October 8, 2014 letter to the Staff that led to our previous conclusion that the significant deficiency identified was the result of the control not operating effectively. Our previous conclusion was that the identified control operated as designed; however, after further analysis considering that the error resulted from an incorrect application of GAAP to a complex financial asset, we have subsequently concluded that the error resulted from the control being inadequately designed. Specifically, the design of the control did not include a consideration to obtain a review by an appropriate subject matter expert at a Big 4 accounting firm.

The Company’s primary internal control applicable to the Depomed Transaction was as follows:

“A Material Non-Recurring Transaction Memo is prepared when the Company enters into a business combination, in or out license, other asset acquisition or investment outside of our normal Treasury policy. The memo documents the transaction details, the identification of transaction elements, assesses the accounting and financial reporting implications of the transaction to ensure compliance with U.S. GAAP and SEC standards. Additionally, a compliance checklist is prepared to ensure Day 1 and thereafter compliance with any applicable transaction covenants. The memo is reviewed (by the CFO or outside consultant) and approved in writing by an individual that was not the preparer (Chief Accounting Officer or outside consultant), and by the CFO."
Following is a summary of the key internal control activities performed by the Company with respect to its original accounting for the Depomed Transaction:

•	The Chief Accounting Officer (“CAO”) examined the agreements in detail and identified each of the Company’s rights and obligations under the Depomed Transaction.

•
The CAO performed research of the Accounting Standards Codification (“ASC”) and prepared a Material Non-recurring Transaction Memo (the “Memo”) which provided a summary of the key elements of the Depomed Transaction, the accounting guidance considered, the Company’s analysis of the Depomed

Transaction, and the Company’s conclusions as to the appropriate accounting for the Depomed Transaction.

•
The Memo was then provided to the Financial and Reporting Manager who performed an independent review of the transaction documents, agreed the key elements of the Depomed Transaction to the Memo, validated the ASC guidance considered, and challenged the conclusions reached by the CAO.

•	Upon completion of the review performed by the Financial and Reporting Manager, the Memo was provided to the following internal and external parties for review and comment.

▪	CFO - The Company’s CFO examined the transaction documents, reviewed the Memo, and discussed the Depomed Transaction and conclusions reached with the CAO.

▪
Third party accounting consultancy group - The Company engaged a local San Francisco/Bay Area based accounting consultancy group to review the Memo and assist management with the Company’s final assessment of and conclusions reached regarding the accounting for the Depomed Transaction. The CAO discussed the comments and observations from the review with the reviewer and updated the Memo as appropriate.

▪
KPMG - The Company engaged KPMG to assist with the preparation of its income tax returns and annual and quarterly tax provisions prepared in accordance with GAAP, and to assist the Company with the assessment of the tax accounting for significant transactions. As part of its analysis of the Depomed Transaction, the Company engaged KPMG to assist it in assessing the income tax treatment and accounting for the Depomed Transaction.

•	Following the completion of the reviews by the CFO, KPMG and the third party accounting consultancy group, the CAO updated the Memo and submitted it to the CFO for final review and approval.
As we identified a significant deficiency in our control environment with respect to the design of the control described above related to the accounting for only the unique Depomed Transaction, the control will be remediated by the inclusion of the following language in the related control; “Consultation with a subject matter expert at a Big 4 accounting firm will be sought for new unique material transactions that require significant judgment or subject matter expertise.” Management and the audit committee will evaluate each new transaction to determine if consultation with a subject matter expert at a Big 4 accounting firm is warranted in the normal course of the Company’s established transaction approval process.

The Company believes that such remediation will reduce the potential for the occurrence of a similar error in future periods.

The change in the control design as outlined above represents a change in our internal control over financial reporting (ICFR). In our response to the Staff on October 8, 2014, we had identified that the COSO component impacted by the identified deficiency was the “Risk Assessment” component of the COSO framework. As noted above, we reevaluated the cause of the deficiency and have concluded that it is more appropriately the result of the control design as opposed to our original conclusion, which was that the deficiency was the result of the control not operating as designed. As a result of our revised conclusion in this regard, we reevaluated which component of the COSO framework was affected by an inadequately designed control. It was determined that the COSO component impacted by this change was the “Selects and Develops Control Activities,” and specifically the principle which states, “The organization selects and develops control activities that contribute to the mitigation of risks to the achievement of objectives to acceptable levels.” As articulated in our October 8, 2014 response the control deficiency identified was determined to be a significant deficiency.

2.
With regard to the error in the Company’s accounting for the Depomed Royalty Agreement that has been disclosed in Note 1 to the Form 10-Q for the quarter ended June 30, 2014, further explain the potential impact of future periods of the error if it had not been properly identified and corrected:

In addition to our assessment of the nature and severity of the deficiency identified, including the magnitude of potential misstatement resulting from the deficiency as outlined in our previous response to the Staff dated October 8, 2014, we have considered the following:

•
Based on the forecasted cash receipts, we performed an evaluation that compared the forecasted operating income, and net income and the related potential reporting implications in the balance sheet and statements of income and cash flows under the accounting model we originally adopted, that is, had the error not been identified, to that of the fair value model we adopted to correct the accounting for the Depomed financial asset. With respect to this transaction, the Company, the Audit Committee of the Board of Directors, shareholders, note holders and other users of our financial statements are primarily concerned with the cash flow to be generated by this asset, operating income and net income resulting in cash availability to service debt or pay dividends. We performed the evaluation through December of 2019 to identify any periods in which it was reasonably possible that there could be a material difference. This asset is expected to generate cash flows through February of 2024 (10.25 years). Based on the anticipated approval of all five drugs, more than 65% of all anticipated cash flows occur before the end of 2019 (representing 91% of the fair value of the acquired asset on the date of the transaction) and the approximate fair value of projected cash flows to be received after 2019 as calculated on the date of the transaction would only be $31.4 million (or 9% of the fair value of the acquired asset on the date of the transaction), we concluded an evaluation through 2019 (6 years) represents a reasonable period in which to assess the possibility of a material difference between the pre-corrected and post-corrected accounting treatment. We concluded that for the six annual reporting periods evaluated that it was not reasonably possible that there would be material differences in the effected financial statement captions between the two models. Further, when comparing the pre-corrected and post-corrected models it is noted that both utilize the same cash flow streams and the two models would result in the same ultimate return on investment and the same operating income and net income over the life of the asset.

The following items were considered in that conclusion:

Income Statement -

◦
In the pre-corrected model, royalty revenues were recognized as cash was received and cost of royalty revenues (amortization of the intangible asset) was recognized on a units-of-production method as outlined in ASC 350.

◦
In the corrected model, fair value accounting was elected as is permissible per ASC 825-10-25-1. The fair value of the asset acquired is determined by using a discounted cash flow analysis related to the expected future cash flows to be generated by each licensed product. This asset is classified as a Level 3 asset within the fair value hierarchy, as our valuation utilized significant unobservable inputs. The change in fair value is recognized and netted with cash receipts as a component of operating revenues in the income statement as “Royalty rights - change in fair value”. When comparing this model to that of the pre-corrected model, our analysis focused on comparing the operating income recorded under the corrected model to that recognized under the pre-corrected model which was comprised of revenues recognized less the amortization of the of the recorded intangible asset. As noted above, the users of our financial statements are primarily focused on the cash flows and operating income and net income to be generated by the transaction.

◦
When the two models were compared, it was noted that of the 6 years evaluated, one year * * *. All other years had a difference in operating and net income of 4% or less. In considering the qualitative aspects of the differences in operating income and net income in future periods, management has concluded that these differences do not constitute a material error for any year as the differences do not materially affect trends in the Company’s operating income or net income. The primary qualitative aspects considered were: i) the error does not affect our ability to remain compliant with the covenants of our debt and ii) the error does not affect our ability to service debt or pay dividends.

Statement of cash flows -

◦
As noted above, there is no impact between the two accounting models on total cash flow related to this financial asset for the 6 years evaluated. With respect to this transaction, the Company, the Audit Committee of the Board of Directors, shareholders, note holders and other users of our financial statements are primarily concerned with the cash flow to be generated by this asset and the resulting cash availability to service debt or pay dividends and not the related statement of cash flow presentation. The error correction does not affect cash receipts or our ability to service debt or pay dividends.

Balance sheet -

◦
Provided the Company executes its financial plan and there is no unexpected deterioration in its balance sheet through the period evaluated (2019), it was concluded the difference in the pre corrected carrying value of the asset to that of the corrected carrying value of the asset would not be material as a percentage of total assets. At no time during the 6 years evaluated did the difference in the two models create a cumulative difference in excess of 4% of forecasted total assets.
Potential impairment or effects of changes in fair value inputs -

◦	Fair value inputs - The two primary fair value inputs are: i) expected future cash flows and ii) the discount rate applied.
Cash flow considerations:

▪
In preparing the two analyses, we considered the likelihood of the occurrence of the projected future cash flows. There are five different drugs (assets) for which PDL purchased the rights to future royalty cash flows. They are Glumetza, Janumet XR, Jentadueto XR, Canagliflozin +Metformin XR, and Empagliflozin + Metformin XR. Glumetza and Janumet have been approved and the Company is recognizing royalty revenues related to these products, while the other drugs are not yet approved. The cash forecasts for the two approved drugs considered third party prescription data (IMS) that supports the related forecasts. While not yet approved, the three drugs not yet approved, are iterations of already approved drugs to utilize different delivery mechanisms. Those mechanisms focus on the combination of already approved drugs, or applying extended release technology to already approved drugs. The cash forecasts for the three future drugs were supported by a third party experts’ review of the related markets and the anticipated market capture for each. The Company concluded the likelihood of approval for all three drugs to be very high and the related expected cash flows to be reliable. Based on the cash flows received through the date of this response, we conclude that our original estimates continue to represent our best estimate of future cash flows to be received under the Depomed Transaction.

▪
When considering the potential changes in the cash flows to be received, we separately considered scenarios under which cash flows may increase or decrease. It was concluded that it was unlikely that the cash flows would materially increase as the estimated market share (population/disease base) expected to use any of the five drugs is finite and while there is opportunity for the five drugs in aggregate to outperform our projected cash flows, it is unlikely that there would be a material increase in cash flows received. However it was concluded that there is a possibility that less market share is obtained and / or adoption of the indication is less than expected. In considering scenarios under which cash flows may be reduced, it was concluded that such a reduction would reduce the related fair value of the recorded asset under the fair value accounting model. Alternatively, the criterion that are applied to an intangible asset in assessing potential impairment are different than the consideration given to the changes in inputs under the fair value model. That said, it was concluded that for this asset the occurrence of adverse events would have similar impacts on either model and would result in an impairment charge to be recorded under the intangible asset model similar to a reduction in the fair value in any reporting period. Accordingly, we concluded that it was not reasonably possible that a change in projected or actual cash flows would result in a material difference between the two models through at least December 2019.
Discount rate considerations:

▪
In our original assessment of the fair value of the acquired asset, we utilized a third party valuation expert and an industry recognized report generated by Tufts University (Tufts report) to determine the discount rates used to calculate the net present value of each of the five acquired cash flow streams. In determining the appropriate discount rate to be applied to each acquired cash flow stream, we considered: i) the study conducted by Tufts University which focused on the likelihood of drug approval by the U.S. food and drug administration (FDA) for drugs in various stages of development, ii) estimated counter party credit risk, and iii) risks associated with the realization of the projected cash flows. Based on this analysis, we determined that discount rates ranging from approximately 22% - 25% were appropriate with the rates applied to the two approved drugs lower than those of the yet to be approved drugs.

▪
We have considered whether events or circumstances may arise which would result in a significant reduction of the discount rate and have concluded that it is not reasonably possible that a significant decrease in the discount rates would occur. In reaching this conclusion, we considered the following:

▪
Likelihood of product approval - given that we initially assessed it highly probable that the three drugs still in development underlying the acquired cash flow streams would receive regulatory approval, obtaining regulatory approval is expected to have little to no reduction on the discount rate for these drugs.

▪
Counterparty credit risk - we initially assessed each counter party credit risk to be low as the underlying drugs are licensed by well-established pharmaceutical companies with minimal credit risk. Accordingly, we have concluded that any further reduction in counterparty credit risk would have a minimal effect on the discount rates applied.

▪
Realization of projected cash flows - as the cash flows acquired are unsecured and the underlying drugs are subject to market competition and potential loss of regulatory approval if adverse events occur, in consultation with our third party valuation experts, we have concluded that it would not be appropriate to apply a discount rate significantly below our initially applied range of 22% - 25%.

Accordingly, we have concluded that it is not reasonably possible that a reduction in discount rates would occur thru 2019 that would have a significant impact on the valuation of the acquired asset.

▪
We have also considered whether events or circumstances may occur that would significantly increase the discount rate applied to one or all of the cash flow streams acquired. Such events or circumstances include: i) increase in counter party credit risk resulting from a decline in the financial condition or liquidity of the counter party, ii) adverse market events which may reduce the probability of receiving the projected future cash flows, and iii) a decline in the probability of regulatory approval for one or more of the three underlying drugs. In the event of a decrease in the probability that all currently unapproved drugs will obtain regulatory approval, a 1% change in the discount rates could change the fair value of the related cash flow streams by up to $1.7M (depending on when the change occurred) throughout the six year period reviewed. This potential change was concluded to be immaterial to both operating income and net income and for all reporting periods assessed. As noted above, approval of the yet approved drugs was assessed as highly probable of occurring.

▪
In the event of a change in counter party credit risk or other event that would impact the cash flows of the underlying drugs as a group, a change of 1% in the discount rate applied to all five drugs could change the fair value by as much as 2.0% or approximately $4 million dollars (depending on the timing of the change) throughout the six year period reviewed. This potential change was concluded to be immaterial to both operating income and net income and for all reporting periods assessed.

▪
In considering the potential impact of such changes to the post-correction model, we concluded that the events which may result in a potentially significant increase in the discount rates applied and a corresponding decrease in the fair value of the acquired asset would also result in the recognition of an impairment charge associated with the asset recorded under the pre-corrected model. Accordingly, we have concluded that, should such an event or events occur, it would result in comparable reductions of the carrying value of the acquired asset (as a change in fair value under the post-corrected model and as an impairment charge under the pre-corrected model).

3.
With regard to the error in the Company’s accounting for the Depomed Royalty Agreement that has been disclosed in Note 1 to the Form 10-Q for the quarter ended June 30, 2014, further explain your conclusion that the identified control deficiency would not impact transactions other than the Depomed transaction.

It was concluded that the identified control deficiency was unique to the Depomed transaction.
That conclusion considered the following facts:

•
In 2012 and 2013, the Company entered into a number of secured note receivable arrangements under which the Company loaned money to public and private healthcare companies. Each of these arrangements contained specified repayment terms and minimum rates of return to be realized by the Company and were collateralized by specified assets of the borrower. We had a robust process in evaluating the accounting for these transactions, all of which were appropriately accounted for as financial instruments in accordance with ASC 310. In considering the application of our internal controls to these transactions, we concluded that the identified control was properly designed and operated effectively given the level of complexity of the underlying transactions and the availability of GAAP specifically applicable to the transactions.

•
The Depomed transaction was the first transaction through which the Company acquired unsecured cash flows with no guaranteed rates of return that will only be realized through royalty rights acquired from a third party. As such, our internal controls had not yet operated or been evaluated as it related to this type of transaction. The Depomed Transaction was very unique and significant judgment was required to properly account for this transaction.

•
The error resulted from an incorrect application of GAAP to a complex financial asset for which there is no specific accounting guidance and for which considerable judgment was required to determine the appropriate accounting for and presentation of the asset acquired, revenues earned and cash flows to be received. This was validated through multiple searches of publicly available records (i.e. EDGAR) and several consultations with our auditors and external advisors, as well as with the SEC staff, that this was a very unique transaction without clearly applicable GAAP.

•
The characteristics of the Depomed Transaction that were determined to be unique and complex are notably dissimilar to the characteristics of all our other transactions. As such, the potential for the related control to fail in regards to those other transactions was also determined to be remote and no such failure was identified.

Please contact me at (775) 832-8505 if you have any questions.

Sincerely,

/s/ Peter S. Garcia

Peter S. Garcia
Chief Financial Officer

cc:     John P. McLaughlin, Chief Executive Officer
Christopher Stone, General Counsel